UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Guaranty Federal Bancshares, Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

40108P101

(CUSIP Number)

December 8, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40108P101		Schedule 13G

1.	Name of Reporting Persons: Castle Creek Capital Partners V, LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 425,500

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 425,500

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 425,500

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 9.9% (1)

12.	Type of Reporting Person (See Instructions): PN (Limited Partnership)

(1) Based on the Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 11, 2014, there were 4,300,148 outstanding Common Shares as of November 1, 2014.

CUSIP No. 40108P101		Schedule 13G

1.	Name of Reporting Persons: Castle Creek Capital V LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 425,500

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 425,500

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 425,500

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 9.9% (1)

12.	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

(1) Based on the Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 11, 2014, there were 4,300,148 outstanding Common Shares as of November 1, 2014.

CUSIP No. 40108P101		Schedule 13G

1.	Name of Reporting Persons: John M. Eggemeyer III

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 425,500

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 425,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 425,500

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 9.9% (1)

12.	Type of Reporting Person (See Instructions): IN (Individual)

(1) Based on the Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 11, 2014, there were 4,300,148 outstanding Common Shares as of November 1, 2014.

CUSIP No. 40108P101		Schedule 13G

1.	Name of Reporting Persons: Mark G. Merlo

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 425,500

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 425,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 425,500

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 9.9% (1)

12.	Type of Reporting Person (See Instructions): IN (Individual)

(1) Based on the Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 11, 2014, there were 4,300,148 outstanding Common Shares as of November 1, 2014.

CUSIP No. 40108P101		Schedule 13G

1.	Name of Reporting Persons: John T. Pietrzak

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 425,500

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 425,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 425,500

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 9.9% (1)

12.	Type of Reporting Person (See Instructions): IN (Individual)

(1) Based on the Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 11, 2014, there were 4,300,148 outstanding Common Shares as of November 1, 2014.

CUSIP No. 40108P101		Schedule 13G

1.	Name of Reporting Persons: J. Mikesell Thomas

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 425,500

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 425,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 425,500

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 9.9% (1)

12.	Type of Reporting Person (See Instructions): IN (Individual)

(1) Based on the Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 11, 2014, there were 4,300,148 outstanding Common Shares as of November 1, 2014.

Item 1.	(a).	Name of Issuer Guaranty Federal Bancshares, Inc.
	(b).	Address of Issuer’s Principal Executive Offices: 1341 West Battlefield Springfield, Missouri 65807

Item 2(a).		Name of Person Filing See Item 2(c) below.
Item 2(b).		Address of Principal Business Office See Item 2(c) below.
Item 2(c).

Citizenship

(i) Castle Creek Capital Partners V, LP

c/o Castle Creek Capital LLC

6051 El Tordo

Rancho Santa Fe, CA 92067

Citizenship: State of Delaware

(ii) Castle Creek Capital V LLC

c/o Castle Creek Capital LLC

6051 El Tordo

Rancho Santa Fe, CA 92067

Citizenship: State of Delaware

(iii) John M. Eggemeyer III

c/o Castle Creek Capital LLC

6051 El Tordo

Rancho Santa Fe, CA 92067

Citizenship: U.S.A.

(iv) Mark G. Merlo

c/o Castle Creek Capital LLC

6051 El Tordo

Rancho Santa Fe, CA 92067

Citizenship: U.S.A.

(v) John T. Pietrzak

c/o Castle Creek Capital LLC

6051 El Tordo

Rancho Santa Fe, CA 92067

Citizenship: U.S.A.

(vi) J. Mikesell Thomas

c/o Castle Creek Capital LLC

6051 El Tordo

Rancho Santa Fe, CA 92067

Citizenship: U.S.A.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

Item 2(d).		Title of Class of Securities: Common Stock, par value $0.10 per share (the “Common Stock”)

Item 2(e).	CUSIP Number: 40108P101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership.
(a)

Amount beneficially owned:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of the 425,500 Common Shares held directly by Castle Creek Capital Partners V, LP (“Fund V”).  Castle Creek Capital V LLC (“CCC V”) is the sole general partner of Fund V.  Mr. Eggemeyer, Mr. Merlo, Mr. Pietrzak, and Mr. Thomas share voting and dispositive power over the 425,500 shares beneficially owned by Fund V, due to the fact that each is a managing principal of CCC V.  CCC V, Mr. Eggemeyer, Mr. Merlo, Mr. Pietrzak, and Mr. Thomas each disclaim beneficial ownership of the Common Shares, except to the extent of their respective pecuniary interest in Fund V.

(b)

Percent of class:

Based on the Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 11, 2014, there were 4,300,148 outstanding Common Shares as of November 1, 2014. Based on this number of outstanding Common Shares, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 9.9% of the total number of outstanding Common Shares.

	(c)	Number of shares as to which the reporting person has: Castle Creek Capital Partners V, LP
		(i)	Sole power to vote or to direct the vote: 425,500
		(ii)	Shared power to vote or to direct the vote: 0
		(iii)	Sole power to dispose or to direct the disposition of: 425,500
		(iv)	Shared power to dispose or to direct the disposition of: 0
Castle Creek Capital V LLC
		(i)	Sole power to vote or to direct the vote: 425,500
		(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 425,500
(iv)	Shared power to dispose or to direct the disposition of: 0
John M. Eggemeyer III
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 425,500
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 425,500
Mark G. Merlo
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 425,500
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 425,500
John T. Pietrzak
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 425,500
(iii)	Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 425,500
J. Mikesell Thomas
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 425,500
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 425,500

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 8, 2014

CASTLE CREEK CAPITAL PARTNERS V, LP

By:	/s/ John M. Eggemeyer
Name:	John M. Eggemeyer III
Title:	Managing Principal

CASTLE CREEK CAPITAL V LLC

By:	/s/ John M. Eggemeyer
Name:	John M. Eggemeyer III
Title:	Managing Principal

JOHN M. EGGEMEYER III

By:	/s/ John M. Eggemeyer
Name:	John M. Eggemeyer III

MARK G. MERLO

By:	/s/ Mark G. Merlo
Name:	Mark G. Merlo

JOHN T. PIETRZAK

By:	/s/ John T. Pietrzak
Name:	John T. Pietrzak

J. MIKESELL THOMAS

By:	/s/ J. Mikesell Thomas
Name:	J. Mikesell Thomas

SIGNATURE PAGE TO SCHEDULE 13G (GUARANTY FEDERAL BANCSHARES, INC.)

EXHIBIT LIST

Exhibit 1

Joint Filing Agreement, dated as of December 8, 2014, by and among Castle Creek Capital Partners V, LP, Castle Creek Capital V LLC, John M. Eggemeyer III, Mark G. Menlo, John T. Pietrzak and J. Mikesell Thomas.